EXHIBIT 12.1

Mondelēz International, Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Years Ended December 31,
	2014	2013	2012	2011	2010

Earnings from continuing operations before income taxes	$2,554	$2,392	$1,774	$1,880	$726

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(112)	(107)	(106)	(84)	(115)
Dividends from less than 50% owned affiliates	61	66	63	60	61
Fixed charges	965	1,145	2,323	2,050	2,209
Interest capitalized, net of amortization	(3)	(2)	(1)	2	2

Earnings available for fixed charges	$3,465	$3,494	$4,053	$3,908	$2,883

Fixed charges:
Interest incurred:
Interest expense(a)	$882	$1,031	$2,206	$1,956	$2,098
Capitalized interest	3	2	3	–	1

	885	1,033	2,209	1,956	2,099

Portion of rent expense deemed to represent interest factor	80	112	114	94	110

Fixed charges	$965	$1,145	$2,323	$2,050	$2,209

Ratio of earnings to fixed charges	3.6	3.1	1.7	1.9	1.3

Notes:

(a)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.